UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-34732
NOTIFICATION OF LATE FILING	CUSIP NUMBER 600577 10 0

(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:		April 30, 2015

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

MILLER ENERGY RESOURCES, INC.
Full Name of Registrant

n/a
Former Name if Applicable

9721 COGDILL ROAD, SUITE 302
Address of Principal Executive Office (Street and Number)

KNOXVILLE, TENNESSEE 37932
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

√

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The registrant requires additional time to complete its financial statements to be included in its Annual Report on Form 10-K for the year ended April 30, 2015. The registrant believes the extension is required to complete our accounting in light of, among other factors, the substantial drop in oil prices, drilling results during the year and the registrant’s on-going capital repositioning process. In addition to those issues, the registrant believes that, due to the constraining structure of the registrant’s current debt, its continued capital repositioning process as well as potential factors not under the registrant’s control, there is, from an accounting perspective, substantial doubt about its ability to continue as a going concern. Because of these circumstances, the registrant is undertaking an asset impairment analysis on certain of its assets. This additional work has delayed completion of the registrant’s income tax provision and its year-end financial statements. The registrant fully expects to be able to file within the additional time allowed by this report.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	PHILLIP G. ELLIOTT	865	223-6575
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			√	No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			√	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MILLER ENERGY RESOURCES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	JULY 14, 2015	By:	/s/ PHILLIP G. ELLIOTT
PHILLIP G. ELLIOTT, SVP AND CHIEF FINANCIAL OFFICER

Attachment to Form 12b-25 for Miller Energy Resources, Inc. for the period ended April 30, 2015.

The registrant anticipates that its Consolidated Statement of Operations for the year ended April 30, 2015 which will be included in the Annual Report on Form 10-K when filed will differ materially from the comparable period in the prior fiscal year; however, the registrant is not presently able to quantify the amount of such anticipated change as it is still compiling its financial statements. We note, however, that as a result of the going-concern analysis referenced above that the registrant will not be including any proved undeveloped reserves in the reserve report it intends to submit with, and report on within, its annual report.